MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
July 22, 2010
Via EDGAR and Overnight Delivery
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Medicis Pharmaceutical Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File No.: 001-14471
Dear Mr. Riedler:
     We are responding to the Staff’s comment contained in a letter to Medicis Pharmaceutical Corporation (“Medicis” or the “Company”) dated June 25, 2010. The letter we received was a follow-up to the Company’s correspondence dated December 18, 2009, February 26, 2010, March 29, 2010 and May 14, 2010 in response to the Staff’s initial comment letter dated December 4, 2009 regarding the review of the above-referenced filing. We have set forth below our response to the comment raised in the June 25, 2010 letter. For ease of reference, we have included the Staff’s comment in its entirety in bold and italicized text preceding our response.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 29
Components of Compensation, page 34
1. We note your response to our comment issued on April 30, 2010. It is unclear how, or if, the Compensation Committee considers the percentages attributed to the four individual performance categories. As the percentages aggregate to 100% for each named executive officer, it appears from your disclosure that these goals have a significant impact on your bonus determination. Please provide revised proposed disclosure for your April 2011 proxy statement explaining the significance of these percentages.

Securities and Exchange Commission
July 22, 2010

     The percentages attributed to the four individual performance categories have not been an active component in the compensation decisions made by the Compensation Committee. Given the Compensation Committee’s determination to not reduce the bonuses payable under our annual cash bonus program, the percentages have not been relevant or implemented. Please note that for our 2010 annual cash bonus program, which will be reported in our April 2011 proxy, the Compensation Committee determined to not adopt any individual performance categories or percentages as guidelines for any potential reduction in bonus that may be attributable to individual performance. Instead, the Compensation Committee has reserved discretion to reduce any individual’s bonus to the fullest extent it deems appropriate based on the individual’s performance or the performance of the individual’s business unit or function, after consideration of such factors as the Compensation Committee deems appropriate at the end of the fiscal year. To the extent the Compensation Committee so determines to reduce an individual’s bonus, the Company will provide disclosure regarding the factors considered by the Compensation Committee in concluding that a reduction in bonus should occur as well as the methodology employed to determine the amount of the reduction.
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     The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800 or Regina Schlatter at (714) 755 8261.

Sincerely, Medicis Pharmaceutical Corporation
/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer